                                                               FILED PURSUANT TO
                                                                  RULE 424(B)(3)
                                                      REGISTRATION NO: 333-83933


                   WELLS REAL ESTATE INVESTMENT TRUST, INC.
             SUPPLEMENT NO. 4 DATED JULY 21, 2000 TO THE PROSPECTUS
                            DATED DECEMBER 20, 1999


     This document supplements, and should be read in conjunction with, the prospectus of Wells Real Estate Investment Trust, Inc. dated December 20, 1999, as supplemented and amended by Supplement No. 2 dated March 15, 2000 and Supplement No. 3 dated April 25, 2000. Supplement No. 2 included the information in and superseded Supplement No. 1 dated January 5, 2000. When we refer to the "prospectus" in this supplement, we are also referring to any and all supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

     The purpose of this supplement is to describe the following:

     (1) The status of the offering of shares of common stock of Wells Real Estate Investment Trust, Inc. (Wells REIT);

     (2) The Joint Venture Partnership Agreement entered into between Wells Real Estate Fund XII, L.P. (Wells Fund XII) and Wells Operating Partnership, L.P. (Wells OP);

     (3) The acquisition of an interest in an office building in Troy, Michigan leased to Siemens Automotive Corporation (Siemens Building);

     (4) The acquisition of an office building in Tempe, Arizona leased to Avnet, Inc. (Avnet Building);

     (5) The acquisition of an office building in Troy, Michigan leased to Delphi Automotive Systems Corporation (Delphi Building);

     (6) Description of Independent Director Warrant Plan adopted by the shareholders of the Wells REIT on June 22, 2000;

     (7) Description of 2000 Employee Stock Option Plan adopted by the shareholders of the Wells REIT on June 22, 2000;

     (8)  The status of the ABB Richmond project;

     (9)  Revisions to the "Management" section of the prospectus;

     (10) Revisions to the "Management Compensation" section of the prospectus;

     (11) Revisions to the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the prospectus;

     (12) Revisions to the "Description of Shares" section of the prospectus;

     (13) Revisions to the "Description of Shares - Share Redemption Program" section of the prospectus;

     (14) Revisions to the "Plan of Distribution" section of the prospectus; and

     (15) Unaudited pro forma balance sheet of Wells REIT.

Status of the Offering

     We commenced our initial public offering of common stock on January 30, 1998. Our initial public offering was terminated on December 20, 1999. We received approximately $132,181,919 in gross offering proceeds from the sale of 13,218,192 shares in our initial public offering.

     Pursuant to the prospectus, we commenced a second offering of common stock on December 20, 1999. As of July 15, 2000, we had received an additional $90,180,189 in gross offering proceeds from the sale of 9,018,019 shares in the second offering. Accordingly, as of July 15, 2000, we had received in the aggregate approximately $222,191,945 in gross offering proceeds from the sale of 22,219,195 shares of our common stock.

Fund XII-REIT Joint Venture

     On April 10, 2000, Wells Fund XII and Wells OP, the operating partnership for Wells REIT, entered into a Joint Venture Partnership Agreement for the purpose of acquiring, owning, leasing, operating and managing real properties. The joint venture partnership is known as the Wells Fund XII-REIT Joint Venture Partnership (Fund XII-REIT Joint Venture). As of July 15, 2000, Wells OP had made total capital contributions to the Fund XII-REIT Joint Venture of $6,782,935 and held an equity percentage interest in the joint venture of 50%, and Wells Fund XII had made total capital contributions to the Fund XII-REIT Joint Venture of $6,782,935 and held an equity percentage interest in the joint venture of 50%. All income, loss, profit, net cash flow, resale gain and sale proceeds of the Fund XII-REIT Joint Venture are to be allocated and distributed between the parties based upon their respective capital contributions to the joint venture.

     Wells OP is acting as the initial Administrative Venturer of the Fund XII-REIT Joint Venture and, as such, is responsible for establishing policies and operating procedures with respect to the business and affairs of the joint venture. However, approval of Wells Fund XII will be required for all major decisions or actions which will materially affect the joint venture or its real properties.

The Siemens Building

Purchase of the Siemens Building.  On May 10, 2000, the Fund XII-REIT Joint
--------------------------------
Venture acquired the Siemens Building, a three story office building with approximately 77,054 rentable square feet located at 4685 Investment Drive, in Troy, Oakland County, Michigan. The Fund XII-REIT Joint Venture purchased the Siemens Building from Troy Development #1, LLC, a Colorado limited liability company (Troy), pursuant to that certain Agreement for the Purchase and Sale of Property between Troy and Wells Capital, Inc. (Wells Capital). Troy is not in any way affiliated with the Wells REIT or its Advisor.

     Wells Capital, the original purchaser under the agreement, assigned its rights under the agreement to the Fund XII-REIT Joint Venture at closing. The Fund XII-REIT Joint Venture paid a purchase price of $14,265,000 for the Siemens Building and incurred additional acquisition expenses in connection with the purchase of the Siemens Building, including attorneys' fees, recording fees and other closing costs, of approximately $27,489. The Fund XII-REIT Joint Venture received a credit at the closing in the amount of $1,954,516 to be used to pay the remainder of the tenant improvement allowance required under the terms of the Siemens lease, which became an obligation of the Fund XII-REIT Joint Venture, as landlord, upon the assignment of the Siemens lease at closing.

     Wells Fund XII contributed $6,168,986 and Wells OP contributed $6,168,986 to the Fund XII-REIT Joint Venture for their respective shares of the acquisition costs for the Siemens Building. As of July 15, 2000, Wells Fund XII and Wells OP have contributed on an equal basis an aggregate amount of $1,227,898 to the Fund XII-REIT Joint Venture in order to fund the tenant improvement allowance as such costs were incurred by the tenant. It is currently anticipated that the remaining $726,618 of the tenant improvement allowance will be contributed on an equal basis to the Fund XII-REIT Joint Venture, as such costs are incurred by the tenant.

Description of the Siemens Building and the Site.  As set forth above, the
------------------------------------------------
Siemens Building, which was completed in May 2000, is a three story office building containing approximately 77,054 rentable square feet on a 5.3 acre tract of land. The building is constructed using a fireproof steel frame with steel beams and steel deck on a concrete slab with concrete footings. The exterior walls are a combination of brick and tinted glass panels. The common areas consist of granite tile flooring in the lobby and commercial grade carpeting in the corridors. There are 322 paved surface parking spaces at the site.

     The Siemens Building is located in Troy, Oakland County, Michigan, which is part of the Detroit Metropolitan Statistical Area (MSA). This six-county region, consisting of Lapeer, Macomb, Monroe, Oakland, St. Clair and Wayne Counties, covers approximately 3,900 square miles in southeastern Michigan along the shores of Lake Erie, Lake St. Clair and the Detroit River which connects the two lakes. The Detroit MSA is well known for its manufacturing market with heavy emphasis on the automobile industry. As the headquarters for General Motors, DaimlerChrysler and Ford, Detroit's economy has historically been dependent on the condition of this specific industry. Oakland County has a strong reputation for its commercial and industrial base and supportive governmental services, good public school systems and well maintained recreational parks and facilities.

     An independent appraisal of the Siemens Building was prepared by CB Richard Ellis, Inc., real estate appraisers, as of May 1, 2000, pursuant to which the market value of the land and the leased fee interest subject to the Siemens lease (described below) was estimated to be $14,550,000, in cash or terms equivalent to cash. This value estimate was based upon a number of assumptions, including that the Siemens Building will continue operating at a stabilized level with Siemens Automotive Corporation (Siemens) occupying 100% of the rentable area, and is not necessarily an accurate reflection of the fair market value of the property or the net proceeds which would result from an immediate sale of this property. The Fund XII-REIT Joint Venture also obtained an environmental report and an engineering inspection report prior to the closing evidencing that the condition of the land and the Siemens Building were satisfactory.

The Siemens Lease.  The entire 77,054 rentable square feet of the Siemens
-----------------
Building is currently under a net lease agreement with Siemens. The landlord's interest in the Siemens lease was assigned to the Fund XII-REIT Joint Venture at the closing. The Siemens lease commenced on March 3, 2000, and the initial term expires on August 31, 2010. Siemens has the right to extend the Siemens lease for two additional five year periods of time at 95% of the then current fair market rental rate.

     Siemens is a subsidiary of Siemens Corporation USA, a domestic corporation which conducts the American operations of Siemens AG, the world's second largest manufacturer of electronic capital goods. Siemens, part of the worldwide Automotive Systems Group of Siemens AG, is a supplier of advanced electronic and electrical products and systems to automobile manufacturers. Siemens' products include powertrains, safety and chassis systems, body electronic systems and electric motor drives. During the fiscal year 1999, Siemens had net income of $17.3 million on revenues of over $813 million and a net worth of over $66.7 million.

     The monthly rent payable for the initial lease year of the Siemens lease is $109,160. During the first six months of that initial lease year, however, Siemens will only occupy the first two floors of the Siemens Building and will be paying monthly base rent of $72,971. During that period of time, Troy, the seller of the Siemens Building, is obligated to pay the remaining $36,189 of monthly base rent as a rental guaranty. Troy deposited $172,000 in an escrow account to satisfy the remaining portion of this rental guaranty, out of which the $36,189 difference will automatically be paid to the Fund XII-REIT Joint Venture on a monthly basis. After the first six months of the initial lease year, Siemens will occupy the entire building and pay the full base rent.

     The base rent payable for the initial lease term is as follows:

              -------------------------------------------------
                 Lease Year        Annual Rent    Monthly Rent
              -------------------------------------------------
                   Year 1           $1,309,918       $109,160
              -------------------------------------------------
                   Year 2           $1,342,281       $111,857
              -------------------------------------------------
                   Year 3           $1,374,643       $114,554
              -------------------------------------------------
                   Year 4           $1,407,006       $117,251
              -------------------------------------------------
                   Year 5           $1,439,369       $119,947
              -------------------------------------------------
                   Year 6           $1,471,731       $122,644
              -------------------------------------------------
                   Year 7           $1,504,094       $125,341
              -------------------------------------------------
                   Year 8           $1,536,457       $128,038
              -------------------------------------------------
                   Year 9           $1,568,819       $130,735
              -------------------------------------------------
              Year 10 and first     $1,601,182       $133,432
              6 months of Year 11
              -------------------------------------------------

     Under the Siemens lease, Siemens is required to pay as additional monthly rent its gas, water and electricity costs and all operating expenses, including, but not limited to, garbage and waste disposal, telephone, sprinkler service, janitorial service, security, insurance premiums, all taxes, assessments and other governmental levies and such other operating expenses with respect to the Siemens Building. In addition, Siemens is responsible for all routine maintenance and repairs to its portion of the Siemens Building. Siemens is responsible for maintaining the common and service areas and the central heating, ventilation and air conditioning systems of the Siemens Building. The Fund XII-REIT Joint Venture, as landlord, is responsible for the repair and replacement of the roof, foundation, load bearing items, exterior surface walls, plumbing, pipes, conduits and electrical, mechanical and plumbing systems of the Siemens Building. Siemens must obtain written consent from the Fund XII-REIT Joint Venture before making any alterations to the premises in excess of $100,000 in the aggregate within any 12 month period.

     Under the terms of the Siemens lease, the Fund XII-REIT Joint Venture is required to reimburse Siemens for tenant improvement costs in the amount of $1,954,516. As described above, the Fund XII-REIT Joint Venture received a credit at closing in an amount equal to this tenant improvement allowance.

     Siemens has a one-time right to cancel the Siemens lease effective after the 90/th/ month of the lease term if Siemens (a) provides written notice of such cancellation on or before the last day of the 78/th/ month, and (b) pays a cancellation fee to the Fund XII-REIT Joint Venture currently calculated to be approximately $1,234,160.

Property Management Fees.  Wells Management Company, Inc. (Wells Management), an
------------------------
affiliate of our Advisor, has been retained to manage and lease the Siemens Building. The Fund XII-REIT Joint Venture will pay management and leasing fees to Wells Management in the amount of 4.5% of gross revenues from the Siemens Building, subject to certain limitations.

The Avnet Building

Purchase of the Avnet Building.  On June 12, 2000, Wells OP acquired the Avnet
------------------------------
Building, a two story office building with approximately 132,070 rentable square feet located at 8700 South Price Road, in Tempe, Maricopa County, Arizona.
Wells OP purchased the Avnet Building from Ryan Companies US, Inc. (Ryan), pursuant to that certain Agreement for the Purchase and Sale of Property between Ryan and Wells Capital. Ryan is not in any way affiliated with the Wells REIT or its Advisor.

     Wells Capital, the original purchaser under the agreement, assigned its rights under the agreement to Wells OP at closing. Wells OP paid a purchase price of $13,250,000 for the Avnet Building and incurred additional acquisition expenses in connection with the purchase of the Avnet Building, including attorneys' fees, recording fees and other closing costs, of approximately $22,621.

Description of the Avnet Building and the Site.  As set forth above, the Avnet
----------------------------------------------
Building, which was completed in April 2000, is a two story office building containing approximately 132,070 rentable square feet on a 9.63 acre tract of land within the Arizona State University Research Park (Research Park). The Avnet Building consists of 65,382 square feet on the first floor and 66,688 square feet on the second floor. The building is constructed using a steel frame with steel beams and steel deck on a concrete slab with concrete footings. The exterior walls are constructed of concrete tilt panels. The interior flooring contains commercial grade carpeting in most offices and ceramic tile in most common areas. There are approximately 666 parking spaces at the site.

     The land upon which the Avnet Building is situated is subject to a long-term ground lease (as described below) with Price-Elliott Research Park, Inc. (Price-Elliott). At closing, Wells OP was assigned and assumed all of the rights, duties and obligations as tenant under the Avnet ground lease.

     Tempe is the fifth largest city in Arizona and has developed from a small college town and bedroom community into a thriving city with a strong diversified economy. It is home to Arizona State University, the fourth largest university in the nation. Known for its highly educated populace, Tempe is a sophisticated city and a center for learning, culture and technology. Tempe has developed a multifaceted economic base, including 750 manufacturing firms with more than 32,000 employees that produce electronics, semiconductors, computers and computer software. MircroAge and America West Airlines both have their corporate headquarters in Tempe.

     An independent appraisal of the Avnet Building was prepared by CB Richard Ellis, Inc., real estate appraisers, as of March 1, 2000, pursuant to which the market value of the land and the leased fee interest subject to the Avnet lease (described below) was estimated to be $13,500,000 in cash or terms equivalent to cash. This value estimate was based upon a number of assumptions, including that the Avnet Building will continue operating at a stabilized level with Avnet, Inc. (Avnet) occupying 100% of the rentable area, and is not necessarily an accurate reflection of the fair market value of the property or the net proceeds which would result from an immediate sale of this property. Wells OP also obtained an environmental report and an engineering inspection report from Liesch Southwest, Inc. prior to the closing evidencing that the condition of the land and the Avnet Building were satisfactory.

The Avnet Lease.  The entire 132,070 rentable square feet of the Avnet Building
---------------
is currently under a net lease agreement with Avnet. The landlord's interest in the Avnet lease was assigned to Wells OP at the closing. The Avnet lease commenced on May 1, 2000, and the initial term expires on April 30, 2010. Avnet has the right to extend the Avnet lease for two additional five year periods of time. The yearly rent payable for the first three years of each extension period will be at the current fair market rental rate at the end of the preceding term. The yearly rent payable for the fourth and fifth years of each extension period will be the current fair market rental rate at the end of the preceding term multiplied by a factor of 1.093.

     Avnet is a Fortune 300 company and one of the world's largest industrial distributors of electronic components and computer products, including microprocessors, semi conductors and electromechanical devices, serving customers in sixty countries. Additionally, Avnet distributes a variety of computer products to consumers and resellers. Avnet sells products of more than one hundred of the world's leading component manufacturers to customers around the world. Avnet is comprised of three main business groups, namely Electronics Marketing, Avnet Computer Marketing and Avnet Applied Computing, which operate in the Americas, Europe, the Middle East, Africa and Asia. During the fiscal year 1999, Avnet had net income of $174.5 million on revenues of over $6.35 billion and a net worth of over $1.42 billion.

     The base rent payable for the initial lease term is as follows:

         ----------------------------------------------------
          Lease Year         Annual Rent       Monthly Rent
         ----------------------------------------------------
          Years 1-3          $1,516,164          $126,347
         ----------------------------------------------------
          Years 4-6          $1,657,479          $138,123
         ----------------------------------------------------
          Years 7-10         $1,812,000          $151,000
         ----------------------------------------------------

     Under the Avnet lease, Avnet is required to pay as additional monthly rent its gas, water and electricity costs and all operating expenses, including, but not limited to, garbage and waste disposal, telephone, sprinkler service, janitorial service, security, insurance premiums, all taxes, assessments and other governmental levies and such other operating expenses with respect to the Avnet Building. In addition, Avnet is responsible for all routine maintenance and repairs to the Avnet Building. Avnet is responsible for maintaining the common and service areas and the central heating, ventilation and air conditioning systems of the Avnet Building. Wells OP, as landlord, is responsible for the repair and replacement of the roof and foundation, structural improvements, alterations or expenditures, depreciation, repairs not caused by Avnet, improvements made to correct or rectify design defects, sculptures and artwork.

     The Avnet lease grants Avnet a right of first refusal to purchase the Avnet Building if Wells OP attempts to sell the Avnet Building during the term of the Avnet Lease.

     Avnet has an expansion option which allows Avnet the ability to expand the building during the term of the Avnet lease, upon giving written notice to Wells OP. Wells OP has the option to undertake the expansion or allow Avnet to undertake the expansion at its own expense, subject to certain terms and conditions.

The Avnet Ground Lease.  The Avnet ground lease commenced on April 5, 1999, and
----------------------
expires on September 30, 2083. The ground lease payments required pursuant to the Avnet ground lease are as follows:

         ---------------------------------------------------------------
          Lease Years       Annual Rent
         ---------------------------------------------------------------
          Years 1 to 10     $230,777
         ---------------------------------------------------------------
          Years 11 to 20    $302,108
         ---------------------------------------------------------------
          Years 21 to 30    $390,223
         ---------------------------------------------------------------
          Years 31 to 40    10% of fair market value of land in year 30
         ---------------------------------------------------------------
          Years 41 to 50    Rent from year 45 plus 3% per year increase
         ---------------------------------------------------------------
          Years 51 to 60    Rent from year 55 plus 3% per year increase
         ---------------------------------------------------------------
          Years 61 to 70    10% of fair market value of land in Year 65
         ---------------------------------------------------------------
          Years 71 to 85    Rent from year 75 plus 3% per year increase
         ---------------------------------------------------------------

     Wells OP has the right to terminate the Avnet ground lease prior to the expiration of the 30/th/ year.

Property Management Fees.  Wells Management, an affiliate of our Advisor, has
------------------------
been retained to manage and lease the Avnet Building. Wells OP will pay management and leasing fees to Wells Management in the amount of 4.5% of gross revenues from the Avnet Building, subject to certain limitations.

The Delphi Building

Purchase of the Delphi Building.  On June 29, 2000, Wells OP acquired the Delphi
-------------------------------
Building, a three story office building with approximately 107,152 rentable square feet located at 1441 West Long Lake Road, in Troy, Oakland County, Michigan. Wells OP purchased the Delphi Building from Troy Development #2, LLC, a Colorado limited liability company (Troy-2), pursuant to that certain Agreement for the Purchase and Sale of Property between Troy-2 and Wells Capital. Troy-2 is not in any way affiliated with the Wells REIT or its Advisor.

     Wells Capital, the original purchaser under the agreement, assigned its rights under the agreement to Wells OP at closing. Wells OP paid a purchase price of $19,800,000 for the Delphi Building and incurred additional acquisition expenses in connection with the purchase of the Delphi Building, including attorneys' fees, recording fees and other closing costs, of $121,332.

Description of the Delphi Building and the Site.  As set forth above, the Delphi
-----------------------------------------------
Building, which was completed in May 2000, is a three story office building containing approximately 107,152 rentable square feet on a 5.52 acre tract of land. Each floor of the Delphi Building consists of approximately 35,717 square feet. The building is constructed using a fireproof steel frame with steel beams and steel deck on a concrete slab with concrete footings. The exterior walls are a combination of brick and tinted glass panels. The common areas consist of granite tile flooring in the lobby and commercial grade carpeting in the corridors. There are 315 paved surface parking spaces at the site and 88 covered parking spaces. There is an expansion option for approximately

45 additional paved surface spaces.

     See the description of Troy, Michigan contained in "The Siemens Building" section of this supplement.

     An independent appraisal of the Delphi Building was prepared by CB Richard Ellis, Inc., real estate appraisers, as of April 20, 2000, pursuant to which the market value of the land and the leased fee interest subject to the Delphi lease (described below) was estimated to be $20,300,000, in cash or terms equivalent to cash. This value estimate was based upon a number of assumptions, including that the Delphi Building will continue operating at a stabilized level with Delphi Automotive Systems LLC (Delphi LLC) occupying 100% of the rentable area, and is not necessarily an accurate reflection of the fair market value of the property or the net proceeds which would result from an immediate sale of this property. Wells OP also obtained an environmental report and an engineering inspection report prior to the closing evidencing that the condition of the land and the Delphi Building were satisfactory.

The Delphi Lease.  The entire 107,152 rentable square feet of the Delphi
----------------
Building is currently under a net lease agreement with Delphi LLC. The landlord's interest in the Delphi lease was assigned to Wells OP at the closing. The Delphi lease commenced on May 1, 2000, and the initial term expires on April 30, 2007. Delphi LLC has the right to extend the Delphi lease for two additional five year periods of time at 95% of the then current fair market rental rate.

     Delphi LLC is a wholly owned subsidiary of Delphi Automotive Systems Corporation (Delphi), formally the Automotive Components Group of General Motors, a spin off from General Motors since May 1999. Delphi is the world's largest automotive components supplier and sells its products to almost every major manufacturer of light vehicles in the world. Delphi is a world leader in automotive component and systems technology. Delphi operates 176 wholly-owned manufacturing sites, 41 joint ventures, 53 customer centers and sales offices, and 30 technical centers in 38 countries. Delphi currently has regional headquarters in Paris, Tokyo and Sao Paulo. During the fiscal year 1999, Delphi had net income of $1.1 billion on revenues of over $29.2 billion and a net worth of over $3.2 billion.

     The base rent payable for the initial lease term is as follows:

         ------------------------------------------------------
          Lease Year          Annual Rent         Monthly Rent
         ------------------------------------------------------
            Year 1            $1,848,372            $154,031
         ------------------------------------------------------
            Year 2            $1,901,948            $158,496
         ------------------------------------------------------
            Year 3            $1,955,524            $162,960
         ------------------------------------------------------
            Year 4            $2,009,100            $167,425
         ------------------------------------------------------
            Year 5            $2,062,676            $171,890
         ------------------------------------------------------
            Year 6            $2,116,252            $176,354
         ------------------------------------------------------
            Year 7            $2,169,828            $180,819
         ------------------------------------------------------

     Under the Delphi lease, Delphi is required to pay as additional monthly rent its gas, water and electricity costs and all operating expenses, including, but not limited to, snow removal, waste disposal, telephone, sprinkler service, janitorial service, security, insurance premiums, all taxes, assessments and other governmental levies and such other operating expenses with respect to the Delphi Building. In addition, Delphi is responsible for all routine maintenance and repairs to the Delphi Building, including, but not limited to, landscape maintenance, sidewalk repair and maintenance, elevator repair and maintenance and window cleaning, repair and maintenance.

Delphi is responsible for maintaining the common and service areas and the central heating, ventilation and air conditioning systems of the Delphi Building. Wells OP, as landlord, is responsible for the repair and replacement of the roof, foundation and structural elements of floors and walls of the Delphi Building. Delphi must obtain written consent from Wells OP before making any alterations to the premises in excess of $100,000 in the aggregate within any 12 month period.

Property Management Fees.  Wells Management, an affiliate of our Advisor, has
------------------------
been retained to manage and lease the Delphi Building. Wells OP will pay management and leasing fees to Wells Management in the amount of 4.5% of gross revenues from the Delphi Building, subject to certain limitations.

Independent Director Warrant Plan

     On June 28, 2000, the shareholders of the Wells REIT approved the Independent Director Warrant Plan of the Wells REIT (Warrant Plan). The purpose of the Warrant Plan is to encourage our independent directors to purchase shares of our common stock.

     The Warrant Plan provides for the issuance of warrants to purchase shares of our common stock (Warrants) to independent directors based on the number of shares of common stock that they purchase in the future. Beginning on the effective date of the Warrant Plan and continuing until the earlier to occur of
(1) the termination of the Warrant Plan by action of the board of directors or otherwise or (2) 5:00 p.m. EST on the date of listing of our shares on a national securities exchange, each independent director will receive one Warrant for every 25 shares of common stock he purchases in the future. The exercise price of the Warrants will be $12.00 per share.

     A total of 500,000 Warrants have been authorized and reserved for issuance under the Warrant Plan, each of which will be redeemable for one share of our common stock. Upon our dissolution or liquidation, or upon a reorganization, merger or consolidation, where we are not the surviving corporation, or upon our sale of all or substantially all of our properties, the Warrant Plan shall terminate, and any outstanding Warrants shall terminate and be forfeited; provided, however, that holders of Warrants may exercise any Warrants that are otherwise exercisable immediately prior to the effective date of the dissolution, liquidation, consolidation or merger. Notwithstanding the above, the board of directors may provide in writing in connection with any such transaction for any or all of the following alternatives: (1) for the assumption by the successor corporation of the Warrants theretofore granted or the substitution by such corporation for such Warrants of awards covering the stock of the successor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices; (2) for the continuance of the Warrant Plan by such successor corporation in which event the Warrant Plan and the Warrants shall continue in the manner and under the terms so provided; or (3) for the payment in cash or shares in lieu of and in complete satisfaction of such Warrants.

     No Warrant may be sold, pledged, assigned or transferred by an independent director in any manner other than by will or the laws of descent or distribution. All Warrants exercised during the independent director's lifetime shall be exercised only by the independent director or his legal representative. Any transfer contrary to the Warrant Plan will nullify and render void the Warrant. Notwithstanding any other provisions of the Warrant Plan, Warrants granted under the Warrant Plan shall continue to be exercisable in the case of death or disability of the independent director for a period of one year after the death or disabling event, provided that the death or disabling event occurs while the person is an independent director. No Warrant issued may be exercised if such exercise would jeopardize our status as a REIT under the Internal Revenue Code.

2000 Employee Stock Option Plan

     On June 28, 2000, the shareholders of the Wells REIT approved the 2000 Employee Stock Option Plan of the Wells REIT (Employee Plan). The purpose of the Employee Plan is to enable our advisor and our property manager to obtain or retain the services of employees considered essential to our long range success and the success of our advisor and our property manager by offering such employees an opportunity to participate in the growth of the Wells REIT through ownership of our common stock.

     The Employee Plan provides for the formation of a Compensation Committee consisting of two or more of our independent directors. The Compensation Committee shall conduct the general administration of the Employee Plan. The Compensation Committee is authorized to grant "non-qualified" stock options (Options) to selected employees of our advisor and our property manager based upon the recommendation of our advisor and subject to the absolute discretion of the Compensation Committee and applicable limitations of the Employee Plan. The option price for the Options shall be the greater of (1) $11.00 per share or (2) the fair market value of the shares on the date the option is granted. A total of 750,000 shares have been authorized and reserved for issuance under the Employee Plan.

     The Compensation Committee shall set the term of the Options in its discretion, although no Option shall have a term greater than five years from the later of (i) the date our shares become listed on a national securities exchange, or (ii) the date the Option is granted. The employee receiving Options shall agree to remain in employment with its employer for a period of one year after the Option is granted. The Compensation Committee shall set the period during which the right to exercise an Option vests in the holder of the Option. No Option issued may be exercised, however, if such exercise would jeopardize our status as a REIT under the Internal Revenue Code. In addition, no Option may be sold, pledged, assigned or transferred by an employee in any manner other than by will or the laws of descent or distribution.

     In the event that the Compensation Committee determines that any dividend or other distribution, recapitalization, stock split, reorganization, merger, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of our assets, or other similar corporate transaction or event, affects the shares such that an adjustment is determined by the Compensation Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Employee Plan or with respect to an Option, then the Compensation Committee shall, in such manner as it may deem equitable, adjust the number and kind of shares or the exercise price with respect to any Option.

Status of the ABB Richmond Project

     As of June 30, 2000, Wells REIT, LLC - VA I (Wells LLC), a limited liability company wholly-owned by Wells OP, expended $10,329,182 towards the construction of the approximately 100,000 square foot office building in Richmond, Virginia. The ABB Richmond project is approximately 90% complete and is expected to be completed in August 2000. We estimate that the aggregate cost and expenses to be incurred by Wells LLC with respect to the acquisition and construction of the ABB Richmond project will total approximately $11,400,000.

Management

     Douglas P. Williams, Executive Vice President, Treasurer and Secretary of the Wells REIT, has been elected to the board of directors of the Wells REIT. See the biography of Mr. Williams on page 31 in the "Management-Executive Officers and Directors" section of the Prospectus.

Management Compensation

     The information contained on page 45 in the "Management Compensation" table of the prospectus is revised as of the date of this supplement by the deletion of the description of the property management and leasing fees paragraph and the insertion of the following paragraph in lieu thereof:

          For the management and leasing of our properties, we will pay Wells Management Company, Inc. (Wells Management), an affiliate of our advisor, property management and leasing fees not exceeding the lesser of: (A) 4.5% of gross revenues, or (B) 0.6% of the net asset value of the properties (excluding vacant properties) owned by the Wells REIT, calculated on an annual basis. For purposes of this calculation, net asset value shall be defined as the excess of (1) the aggregate of the fair market value of all properties owned by the Wells REIT (excluding vacant properties), over (2) the aggregate outstanding debt of the Wells REIT (excluding debts having maturities of one year or less). In addition, we may pay Wells Management a separate fee for the one-time initial rent-up or leasing-up of newly constructed properties in an amount not to exceed the fee customarily charged in arm's length transactions by others rendering similar services in the same geographic area for similar properties as determined by a survey of brokers and agents in such area (customarily equal to the first month's rent).

Management's Discussion and Analysis of Financial Condition and Results of Operation

     The information contained on page 97 in the "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" section of the prospectus is revised as of the date of this supplement by the deletion of the first paragraph of that section and the insertion of the following paragraphs in lieu thereof:

          We received approximately $132,181,919 in gross offering proceeds from the sale of 13,218,192 shares of common stock in our initial public offering, which commenced on January 30, 1998 and was terminated on December 20, 1999. Of the $132,181,919 raised in the initial offering, we invested a total of $111,032,812 in properties.

          Pursuant to the prospectus, we commenced this second offering of shares of our common stock on December 20, 1999. As of July 15, 2000, we had received an additional $90,180,189 in gross offering proceeds from the sale of 9,018,019 shares in the second offering.

          As of July 15, 2000, we had received in the aggregate approximately $222,191,945 in gross offering proceeds from the sale of 22,219,195 shares of our common stock. As of July 15, 2000, we had repurchased a total of 17,016 shares of common stock through our share redemption program resulting in gross offering proceeds of $222,021,782 net of such shares repurchased. Out of this amount, as of July

     15, 2000, we had paid $7,770,762 in acquisition and advisory fees and acquisition expenses, had paid $27,752,723 in selling commissions and organizational and offering expenses, had invested $180,502,865 in properties and were holding net offering proceeds of $5,995,432 available for investment in additional properties.

Description of Shares

     The information contained in page 131 in the "Description of Shares" section of the Prospectus is revised as of the date of the supplement by the deletion of the first three paragraphs of that section and the insertion of the following paragraphs in lieu thereof:

          The following description of the shares is not complete but is a summary of portions of our articles of incorporation and is qualified in its entirety by reference to the articles of incorporation.

          Under our articles of incorporation, we have authority to issue a total of 500,000,000 shares of capital stock. Of the total shares authorized, 350,000,000 shares are designated as common stock with a par value of $0.01 per share, 50,000,000 shares are designated as preferred stock with a par value of $0.01 per share and 100,000,000 shares are designated as shares-in-trust, which would be issued only in the event we have purchases in excess of the ownership limits described below.

          As of July 15, 2000, approximately 22,202,178 shares of our common stock were issued and outstanding, and no shares of preferred stock or shares-in-trust were issued and outstanding.

Description of Shares - Share Redemption Program

     The second and third full paragraphs on page 136 in the "Description of Shares - Share Redemption Program" section of the prospectus is revised by substituting the following paragraphs in lieu thereof:

          If you have held your shares for the required one-year period, you may redeem your shares for a purchase price equal to the lesser of (1) $10 per share, or (2) the purchase price per share that you actually paid for your shares of the Wells REIT. In the event that you are redeeming all of your shares, shares purchased pursuant to our dividend reinvestment plan may be excluded from the foregoing one-year holding period requirement, in the discretion of the board of directors. In addition, the board of directors reserves the right in its sole discretion at any time and from time to time to (1) waive the one-year holding period in the event of the death or bankruptcy of a shareholder or other exigent circumstances, (2) reject any request for redemption, (3) change the purchase price for all redemptions, or (4) otherwise amend the terms of our share redemption program.

          Redemption of shares, when requested, will be made quarterly on a first-come, first-served basis. Subject to funds being available, we will limit the number of shares redeemed pursuant to our share redemption program as follows: (1) during any calendar year, we will not redeem in excess of one percent (1%) of the weighted average number of shares outstanding during the prior calendar year; and (2) funding for the redemption of shares will come exclusively from the proceeds we receive from the sale of shares under our dividend reinvestment plan such that in no event shall the aggregate amount of redemptions under our share redemption program exceed aggregate proceeds received from the sale of shares pursuant to our dividend reinvestment plan. The board of directors, in its sole discretion, may choose to terminate the share redemption program or to reduce the number of shares purchased under the share redemption program if it determines the funds otherwise available to fund our share redemption program are needed for other purposes. (See "Risk Factors - General Investment Risks.")

Plan of Distribution

     The second and third full paragraphs on page 145 in the "Plan of Distribution" section of the prospectus is revised by substituting the following paragraphs in lieu thereof:

          In connection with sales of 50,000 or more shares ($500,000) to a "purchaser" as defined below, a participating broker-dealer may agree in his sole discretion to reduce the amount of his selling commissions. Such reduction will be credited to the purchaser by reducing the total purchase price payable by such purchaser. The following table illustrates the various discount levels available:

                                                                            Dealer
                                                                Purchase    Manager       Net
     Dollar Volume                  Sales Commissions            Price      Fee Per     Proceeds
                                    -----------------
     Shares Purchased            Percent        Per Share      Per Share     Share      Per Share
     ----------------            -------        ---------      ---------     -----      ---------

     Under $500,000              7.0%           $0.7000       $10.0000       $0.25         $9.05
     $500,000-$999,999           5.0%           $0.4895       $ 9.7895       $0.25         $9.05
     $1,000,000 and Over         3.0%           $0.2876       $ 9.5876       $0.25         $9.05

          For example, if an investor purchases 100,000 shares, he could pay as little as $958,760 rather than $1,000,000 for the shares, in which event the commission on the sale of such shares would be $28,760 ($0.2876 per share), and, after payment of the dealer manager fee, we would receive net proceeds of $905,000 ($9.05 per share). The net proceeds to the Wells REIT will not be affected by volume discounts.

Financial Statements

     The pro forma balance sheet of Wells REIT, as of March 31, 2000, which is included in this supplement, has not been audited.

                       INDEX TO PRO FORMA BALANCE SHEET

     Pro Forma Balance Sheet                                            Page
     -----------------------                                            ----

     Summary of Unaudited Pro Forma Balance Sheet                       15

     Pro Forma Balance Sheet as of March 31, 2000                       16

                   WELLS REAL ESTATE INVESTMENT TRUST, INC.


                       UNAUDITED PRO FORMA BALANCE SHEET

The following unaudited pro forma balance sheet as of March 31, 2000 has been prepared to give effect to the acquisition of the Siemens Building by the Wells Fund XII-REIT Joint Venture (a joint venture between the Wells Operating Partnership, L.P. ("Wells OP") and Wells Real Estate Fund XII, L.P.), and the acquisition of the Avnet Building and the Delphi Building by the Wells OP, as if each acquisition occurred as of March 31, 2000. The Siemens Building, the Avnet Building, and the Delphi Building were not operational during the 15 month period ended March 31, 2000; consequently, a pro forma statement of income has not been prepared.

Wells OP is a Delaware limited partnership that was organized to own and operate properties on behalf of the Wells Real Estate Investment Trust, Inc. Wells Real Estate Investment Trust, Inc. is the general partner of Wells OP.

This unaudited pro forma balance sheet is prepared for informational purposes only and is not necessarily indicative of future results or of actual results that would have been achieved had the acquisition been consummated at the beginning of the period presented.

As of March 31, 2000, the date of the accompanying pro forma balance sheet, Wells OP held cash of $4,259,855. The additional cash used to purchase the Siemens Building, the Avnet Building and the Delphi Building, including deferred project costs paid to Wells Capital, Inc. (an affiliate of Wells OP), was raised through the issuance of additional shares subsequent to March 31, 2000, but prior to the acquisition dates of May 10, 2000, June 12, 2000, and June 29, 2000, respectively. This balance is reflected in due to affiliates in the accompanying pro forma balance sheet.

                   WELLS REAL ESTATE INVESTMENT TRUST, INC.

                            PRO FORMA BALANCE SHEET

                                MARCH 31, 2000

                                  (Unaudited)

ASSETS

                                           Wells Real
                                             Estate           Pro Forma Adjustments
                                                          ---------------------------------
                                           Investment        Siemens            Avnet             Delphi           Forma
                                           Trust, Inc.       Building         Building           Building          Total
                                         ---------------- --------------  -----------------   ---------------  ---------------
REAL ESTATE ASSETS, at cost:
  Land                                       $ 19,341,552    $        0       $ 2,730,000(b)    $ 2,160,000(b)   $ 24,435,465
                                                                                  113,841(d)         90,072(d)
  Buildings less accumulated
      depreciation of $2,906,361              149,407,541             0        10,541,467(b)     17,761,332(b)    178,890,567
                                                                                  439,579(d)        740,648(d)
  Construction in progress                      4,719,269             0                 0                 0         4,719,269
                                         ----------------   -----------    --------------      ------------     -------------
            Total real estate assets          173,468,362             0        13,824,887        20,752,052       208,045,301

INVESTMENT IN JOINT VENTURES                   29,241,630     6,426,048(a)              0                 0        35,667,678

CASH AND CASH EQUIVALENTS                       4,259,855    (4,259,855)(b)             0                 0                 0

DEFERRED OFFERING COSTS                         1,059,174             0                 0                 0         1,059,174

DEFERRED PROJECT COSTS                            219,218      (219,218)(c)             0                 0                 0

DUE FROM AFFILIATES                               671,307             0                 0                 0           671,307

PREPAID EXPENSES AND OTHER ASSETS               4,077,581             0                 0                 0         4,077,581
                                         ----------------   -----------    --------------      ------------     -------------
            Total assets                     $212,997,127    $1,946,975       $13,824,887       $20,752,052      $249,521,041
                                         ================   ===========    ==============      ============     =============

LIABILITIES AND SHAREHOLDERS' EQUITY



                                           Wells Real
                                             Estate           Pro Forma Adjustments
                                                          ---------------------------------
                                           Investment        Siemens             Avnet             Delphi          Forma
                                           Trust, Inc.       Building          Building           Building         Total
                                         ---------------- --------------  -----------------   ---------------  ---------------
LIABILITIES:
   Accounts payable and accrued expenses     $    541,301    $        0       $         0       $         0      $    541,301
   Notes payable                               68,512,901             0                 0                 0        68,512,901
   Dividends payable                            2,623,280             0                 0                 0         2,623,280
   Due to affiliate                             2,528,586     1,909,131(b)     13,271,467(b)     19,921,332(b)     39,052,500
                                                                 37,844(c)        553,420(d)        830,720(d)
                                         ----------------   -----------    --------------      ------------     -------------
            Total liabilities                  74,206,068     1,946,975        13,824,887        20,752,052       110,729,982
                                         ----------------   -----------    --------------      ------------     -------------
COMMITMENTS AND CONTINGENCIES

MINORITY INTEREST OF UNIT HOLDER IN
   OPERATING PARTNERSHIP                          200,000             0                 0                 0           200,000
                                         ----------------   -----------    --------------      ------------     -------------

SHAREHOLDERS' EQUITY:
  Common shares, $.01 par value; 40,000,000
    shares authorized, 16,158,906 shares
    issued and outstanding                        161,589             0                 0                 0           161,589
  Additional paid-in capital                  138,429,470             0                 0                 0       138,429,470
  Retained earnings                                     0             0                 0                 0                 0
                                         ----------------   -----------    --------------      ------------     -------------
            Total shareholders' equity        138,591,059             0                 0                 0       138,591,059
                                         ----------------   -----------    --------------      ------------     -------------
            Total liabilities and
            shareholders' equity             $212,997,127    $1,946,975       $13,824,887       $20,752,052      $249,521,041
                                         ================   ===========    ==============      ============     =============

     (a) Reflects Wells Real Estate Investment Trust, Inc.'s contribution to the Wells Fund XII-REIT Joint Venture.
     (b) Reflects Wells Real Estate Investment Trust Inc.'s portion of the purchase price.
     (c) Reflects deferred project costs contributed to the Wells Fund XII-REIT Joint Venture at approximately 4.17% of the purchase price.
     (d) Reflects deferred project costs allocated to the building at approximately 4.17% of the purchase price.